Exhibit 99.1

Titan Medical Reports Second Quarter 2020 Financial Results

TORONTO--(BUSINESS WIRE)--August 12, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, announces financial results for the three and six months ended June 30, 2020.

All financial results are prepared in accordance with International Accounting Standards (“IAS”) 34 on a basis consistent with the Company’s 2019 annual financial statements and are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim consolidated financial statements and management’s discussion and analysis for the period ended June 30, 2020 may be viewed at www.sedar.com and at www.sec.gov.

David McNally, President and CEO of Titan, said, “The most significant event of the first half of 2020 was the execution of a license agreement, a development and license agreement and a senior secured note with Medtronic plc, which we announced on June 4. We are honored to have secured this relationship based on the value demonstrated in our intellectual property and technology, and the confidence in our technical know-how in single-port robotic surgery to develop, over the course of the next 12 months, technologies for the mutual benefit of each company.”

Mr. McNally continued, “Following the announcement of the agreements with Medtronic, we received a $10 million license payment in accordance with the license agreement. We then secured and announced the closing of an $18 million registered direct offering on June 11, 2020, which has allowed us to resume development of instruments for our single-port robotic surgical system, and satisfies one of the milestones under the development and licensing agreement.”

Mr. McNally concluded, “During the first half of 2020, we also reached agreement on a payment plan with one of our product development suppliers and resolved pending litigation with another service provider. We are now focused on staffing our newly created U.S. affiliate’s new facility in Chapel Hill, North Carolina in order to execute on the development milestones associated with our single-port surgical system, while continuing progress toward those associated with the development and license agreement.”

Business highlights and achievements for the first six months of 2020 and recent weeks include:

  On January 6, the Company and Cambridge Design Partnership Ltd. announced an expanded engagement for robotic instrument development.
  On January 27, the Company announced that it had received ISO 13485:2003 Certification from a European Notified Body.
  On March 27, the Company announced the closing of a registered direct offering priced at-the-market under Nasdaq rules, resulting in total gross proceeds of approximately $1.2 million.
  On April 30, the Company announced the agreement of a payment plan for outstanding amounts and resumption of development services with one of its product development suppliers.
  On May 6, the Company announced the closing of a registered direct offering priced at-the-market under Nasdaq rules, resulting in total gross proceeds of approximately $2.0 million.
  On June 4, the Company, announced a development and license agreement with Medtronic to further the development of robotic-assisted surgical technologies, as well as a separate license agreement with Medtronic in respect of certain intellectual property of the Company.
  On June 8, the Company announced a registered direct offering priced at-the-market under Nasdaq rules, resulting in total gross proceeds of approximately $18 million.
  On June 9, the Company announced the settlement of pending litigation with Naglreiter Consulting, LLC.
  On June 11, the Company announced the appointment of Phillip L. McStotts to the Company’s Board of Directors and its Audit Committee.
  On June 15, the Company announced that it established Titan Medical USA Inc. as a wholly owned U.S. subsidiary, which is based in Chapel Hill, North Carolina at a facility that will initially be used for research and development activities.
  On June 25, the Company announced that it had promoted intellectual property strategy leader Jasminder Brar to Vice President of Legal, IP and Strategic Initiatives, and General Counsel.
  On August 1, David McNally, President and CEO of Titan Medical, presented at the Society of Robotic Surgery (SRS) 2020 World Robotic Symposium in the virtual plenary session titled “Future Robotic Platforms”.
  On July 30, the Company announced that it had completed design enhancements to instruments compatible for use with its single-port robotic surgical system.

Financial results for the three and six months ended June 30, 2020 include:

  Research and development (“R&D”) expenses for the three and six months ended June 30, 2020 were $121,463 and $167,582, respectively, compared with R&D expenses of 18,360,674 and $32,769,286, respectively for the corresponding prior-year periods, as the Company suspended product development during the first half of 2020 due to insufficiency of available capital.
  Net and comprehensive losses for the three and six months ended June 30, 2020 were 1,143,199 and $1,911,242, compared with a net and comprehensive losses of 14,472,866 and $42,755,746, for the three and six months ended June 30, 2019, respectively. In addition to reduced R&D expenses, the results for both periods include recognition in June 2020 of $10 million in revenue from the license agreement with Medtronic, a gain on settlement of a supplier claim, and the impact of changes in the valuation of outstanding warrants.
  Cash and cash equivalents as of June 30, 2020 were $28,689,757, compared with cash and cash equivalents of $814,492 as of December 31, 2019. At June 30, 2020, current liabilities, excluding warrant liability were $8,471,270 compared with $11,433,967 as of December 31, 2019.
  At June 30, 2020, the Company had working capital of $21,746,851 compared to a working capital deficit of $9,684,525 at December 31, 2019.

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, include but are not limited to statements with respect to the planned achievement of milestones associated with the license agreement, development and license agreement and senior secured note with Medtronic, Titan’s intention to develop technologies for the mutual benefit of Titan and Medtronic, Titan’s focus on staffing its U.S. affiliate’s new facility in Chapel Hill, North Carolina and its reasons for doing so and the development of Titan’s own single-port surgical system, it’s anticipated features and the initial surgical indications Titan intends to pursue. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. There can be no assurance that the Company will be successful in raising additional capital necessary to recruit and retain key employees and to complete development of its single-port robotic surgical system. Furthermore, as previously announced on March 30, 2020, the Company notes that its business and prospects are subject to added risks associated with and arising from COVID-19, and the uncertainty of the effects, duration and severity of the outbreak. For example, the potential effects on the Company’s product and service providers, consultants, U.S. and European regulatory authorities and investigational hospital sites is presently unknown. Titan’s previous market opportunity and growth projections are rendered unreliable given the severity of COVID-19 on the healthcare sector as well as, more broadly, on the economy and the capital markets. The Company therefore has withdrawn and disclaimed all prior disclosures and references in its annual information forms, management’s discussion and analysis, material change reports, news releases, investor presentations, letters to shareholders, prospectuses and other regulatory filings, with respect to: i) market research reports published by external market research firms; ii) market size and growth projections; iii) any and all product and service pricing estimates; iv) revenue projections; and v) market and revenue growth set forth in news releases or filings of other issuers in the robotic surgical technology sector. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report for the year ended December 31, 2019 (which may be viewed at www.sedar.com and www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com